Exhibit 12.1

Computation of Ratio of Earnings to Fixed Charges

(in thousands, except ratio)		Three Months Ended	Year Ended December 31,
		March 31, 2014	2013	2012	2011	2010	2009
Earnings Available for Fixed Charges
	Income (loss) from continuing operations before income tax	$16,628	$87,301	$(339,639)	$92,589	$66,620	$260,459

Add:	fixed charges	5,094	25,516	18,438	9,804	10,333	12,000

Subtract:	Net income attributable to non-controlling interest	946	5,190	4,952	3,126	2,125	979

	Earnings available for fixed charges	$20,776	$107,627	$(326,153)	$99,267	$74,828	$271,480

Fixed Charges
	Interest expensed	$3,084	$18,158	$10,770	$0	$0	$0
	Interest component of rental expense (1)	2,010	7,358	7,668	9,804	10,333	12,000
	Total fixed charges	$5,094	$25,516	$18,438	$9,804	$10,333	$12,000

Ratio of Earnings to Fixed Charges		4.1	4.2	NM	10.1	7.2	22.6

(1)	The proportion of rental expense deemed to be representative of the interest factor is one third.
NM	Not meaningful. Earnings were insufficient to cover fixed charges by $344,591 in 2012.